

Mail Stop 3720

December 20, 2007

Mr. Kevin T. Michaels
Chief Financial Officer
Powerwave Technologies, Inc.
1801 E. St. Andrew Place
Santa Ana, CA 92705

Re: **Powerwave Technologies, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 3, 2007
        File No. 000-21507

Dear Mr. Michaels:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006
Note 14. Commitments and Contingencies, page 75

1. We note that you sold your manufacturing facility in the Philippines in March of 2006. Further, we note that you entered into certain commitments, including certain revenue and margin commitment levels in relation to the sale. Please tell us:

   • The factors you considered when determining that an amount should not be accrued during the fiscal year ended December 31, 2006 and the quarterly period ended April 1, 2007 for your failure to meet the required commitments.

- Whether the purchase commitment has been reflected in the table on page 48. If not, tell us why. Since you have recorded significant charges in relation to your failure to meet the required commitments, you should expand your disclosures to provide details of your purchase commitments under this arrangement and discuss any impact on your liquidity.

*   *   *   *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

         Sincerely,

         Larry Spirgel
         Assistant Director